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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER:  0-22561
                          CUSIP NUMBER:  282102 10 3

  (Check One):   [X]  Form 10-K and 10-KSB [ ]  Form 20-F  [ ]  Form 11-K
                 [ ]  Form 10-Q and 10-QSB [ ]  Form N-SAR

                     For Period Ended: January 2, 1999

                     [ ]  Transition Report on Form 10-K
                     [ ]  Transition Report on Form 20-F
                     [ ]  Transition Report on Form 11-K
                     [ ]  Transition Report on Form 10-Q
                     [ ]  Transition Report on Form N-SAR

                     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

eFax.com, Inc., a Delaware corporation (Formerly JetFax, Inc.)

Address of Principal Executive Office:

1378 Willow Road
Menlo Park, California  94025

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached as Exhibit A hereto.


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PART III - NARRATIVE

EFax.com, Inc. (the "Company") was recently informed by its independent auditors, Deloitte & Touche LLP, that the presentation of net loss per share for its fiscal years ended January 3, 1998 and January 4, 1997 must be revised, pursuant to SAB 98, from a pro forma computation which included outstanding Convertible Preferred Stock issued prior to the Company's IPO on an as-if-converted basis to a historical computation which excludes the conversion of such Convertible Preferred Stock. The change in presentation has no effect on the Company's previously reported net loss per share for its current fiscal year. The Company subsequently revised the net loss per share data for the applicable periods included in its financial statements for 1998. The Company is unable to complete and file its annual report on Form 10-K for the fiscal year ended January 2, 1999 at this time because the annual audit of the financial statements has not been completed. This Notification of Late Filing is accompanied by a letter from the Company's independent certified public accountants confirming that the audit has not yet been completed.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

            Allen K. Jones
            Vice President of Finance, Chief Financial Officer and Secretary eFax.com, Inc.
            1378 Willow Road
            Menlo Park, California  94025
            Telephone: (650) 324-0600

            with a copy to:

            Theresa F. Sleight, Esq.
            Husch & Eppenberger, LLC
            100 North Broadway, Suite 1300
            St. Louis,  MO  63102

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes    [X] No



         EFax.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 1999      By: /s/ Allen K. Jones
                                ------------------

                                Allen K. Jones
                                Vice President of Finance,
                                Chief Financial Officer and Secretary


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                                                                  EXHIBIT A
                                                                  ---------


April 1, 1999

Mr. Allen Jones, Chief Financial Officer
eFax.com, Inc.
1378 Willow Road
Menlo Park, CA   94025

Dear Mr. Jones:

This letter is to confirm our conversation today whereby we advised you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of eFax.com, Inc. (the "Company") as of December 31, 1998 and 1997 and for the years then ended and for the nine months ended December 31, 1996 by April 2, 1999, the statutory due date for the filing, with the Securities and Exchange Commission, of the annual report on Form 10-K for the year ended January 2, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended January 2, 1999, to be included in Form 10-K.



Yours truly,

                                            /s/ DELOITTE & TOUCHE LLP



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